Exhibit 99.2

PACIFIC THERAPEUTICS LTD.

MANAGEMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2015

Overview

This Management Discussion and Analysis (“MD&A”) has been prepared as of April 4, 2016 and the following information should be read in conjunction with Pacific Therapeutics Ltd.’s (the “Issuer”, “Company”) audited financial statements for the fiscal years ended December 31, 2015 December 31, 2014, December 31, 2013 and together with the notes thereto. The Issuer’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share. Upon approval by the Canadian Securities Exchange the Company began trading under the existing symbol “PT” on March 15, 2016. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

The Issuer is a development stage specialty pharmaceutical company. The Issuer was focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile Dysfunction (ED) and other indications. The Issuer’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs which have well established safety profiles. PTL-202 has completed a phase 1 drug/ drug interaction clinical trial. The Issuer’s lead product for Erectile Dysfunction PTL-2015 is an oral dissolving version of a top selling therapy for ED. PTL-2015 has completed a pilot bioavailability study in humans.

With the sale of its technology assets (related to fibrosis and erectile dysfunction) to Forge Therapeutics Inc., the Company’s main asset will be the 15,000,000 common shares that Forge has committed to issue to the Company.

The Company will look at other opportunities for growth. As a subsequent event to the year end, it has entered into a 50-50 joint-venture to develop an early stage immune boosting herbal supplement, BP120, with Truevita Supplements on March, 2016. This herbal supplement is aimed at the treatment of immune deficiency and hypertension.

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Issuer will continue to build core skills in managing clinical development of therapies, licensing and commercialization.

However, lack of interest in financing an early stage junior public company, the Company may be forced into partnering to help finance the development of BP120.

Overall Performance

The Issuer’s plan is to continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. Also given the company’s inability to secure significant financing to move forward with its product candidates the company is looking into alternative solutions to maintain shareholder value as well as move the product candidates forward.

Corporate Highlights

During the twelve months of 2015 the Issuer accomplished the following:

  On January 6, completed a phase 1 trial of its PTL-202, with positive results and is advancing its sublingual formulation for erectile dysfunction (ED) to a pivotal bioequivalence trial.

  On January 6, The Company announced that it had secured DTC eligibility by The Depository Trust Company (DTC) for its shares traded in the United States under the symbol PCFTF.

  On February 2, 2015 the company issued a total of 13,333 options to purchase common shares to a director and a consultant under the 2014 stock option plan as approved at the Company’s previous annual general meeting.

  On April 1, 2015 received regulatory approval to re-price Warrants outstanding as at March 30, 2015 (the “Warrants”) to an exercise price of $0.90 for a period of 30 days.

  On April 10, 2015 the United States Patent Office (PO) has issued a Notice Of Allowability for the Company’s patent application, Compositions and Methods for Treating fibroproliferative Disorders.

  On April 22, 2015 the Board approved the appointment of Davidson & Company LLP, Chartered Accountants as successor auditor.

  On April 28, 2015, received regulatory approval to extended the time frame to exercise the previously announced re-pricing of Warrants outstanding as at March 30, 2015 to an exercise price of $0.90 to May 15, 2015.

  On May 19, 2015 has signed a binding letter of intent (LOI) with Pilotage South Corp. of Wyoming to sell the Company’s technology assets for the development of therapies for fibrosis (PTL-202) and erectile dysfunction (ED) (PTL-2015). In return for the assets Pilotage or its assignee will issue to the Company a note for 15,000,000 common shares of Pilotage or its assignee. In addition on the sale of the Company’s therapeutic assets to a third party, the Company will receive 6% of the value of that transaction. Pilotage will pay to the Company an annual maintenance fee of $50,000. Pilotage or assignee will also assume up to $500,000 of debt owed to officers and directors of the Company clearing these liabilities from the Company’s balance sheet.

  On June 1, 2015 the United States Patent Office (USPO) has issued United States Patent No. 9029385 for the Company’s patent application, Compositions and Methods for Treating Fibroproliferative Disorders.

  On July 24, 2015 has signed a definitive agreement with Forge Therapeutics Inc. of Wyoming to sell the Company’s technology assets in the area of the development of therapies for fibrosis and ED. Only assets related to the fibrosis and ED drug development programs are being sold.

  On August 25, 2015 at the AGM Derick Sinclair, Brian Gusko and Neil Cox were elected as the board of directors. Prior to the meeting Mr. Doug Unwin resigned as the Company’s President and CEO. At a board meeting immediately following the AGM the new board elected Brian Gusko as its Chairman, appointed Neil Cox as Corporate Secretary, and Derick Sinclair became the Company’s President, CEO and CFO.

  On November 17, 2015, Mr. Neil Cox resigned as a Director.

  On March 30, 2016, Derick Sinclair resigned as President and CEO and appointed Robert (Nick) Horsley as President and CEO. Derick Sinclair remains as a director and CFO.

  On March 2, 2016, Christine Mah was appointed to the Board of Directors.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (CDN) as its reporting currency.

Selected audited financial data for operations of the Issuer for the year ended December 31, 2015, December 31, 2014 and December 31, 2013 is presented below:

Selected Statement of Operations Data

Period ended	FYE 2015	FYE 2014	FYE 2013
	(IFRS)	(IFRS)	(IFRS)
Total revenues	$Nil	$Nil	$Nil
Net and Comprehensive income (loss)	$179,673	$(693,645)	$(740,846)
Basic and diluted loss per share	$0.13	$(0.56)	$(0.90)
Weighted average shares	1,351,500	1,248,561	818,731

The Company realized net income of $179,673 due to a one-time $535,077 forgiveness of debt, which was assigned to Forge Therapeutics Inc. Its operating losses for FYE 2015, were significantly lower from FYE 2014, primarily due to across the board reduction in operating expenses. Significant savings were realized in reduced share based payments, professional fees, wages and advertising/promotion.

Selected Statement of Financial Position Data

Period ended	FYE 2015	FYE 2014	FYE 2013
	(IFRS)	(IFRS)	(IFRS)
Cash	Nil	$1,513	$180,692
Current Assets	$14,695	2,825	224,688
Property and equipment	Nil	Nil	2,443
Intangible Assets	Nil	64,490	59,913
Total assets	$14,696	67,315	287,004
Current liabilities	$624,106	943,076	727,188
Non-Current liabilities	Nil	Nil	Nil
Total liabilities	$624,106	943,076	727,188
Working Capital	$(609,411)	$(940,251)	$(502,500)

Cash decreased by $1,513 to Nil in FYE 2015 as compared to $179,179 in FYE 2014. Current assets increased by $11,840 in FYE 2015 to $14,696 from $2,825 in FYE 2014 but decreased by $221,863 in FYE 2014 from FYE 2013.

Current liabilities decreased by $318,970 in FYE 2015 from $943,076 in FYE 2014 and increased by $215,888 in FYE 2014 from FYE 2013. The overall significant decrease in current liabilities in FYE 2015 compared to FYE 2014 contributed to reduction in working capital deficit of $330,840. This offset the decline in current assets. The decrease in current assets, in particular a major decline in cash position in 2014, and a significant increase in current liabilities contributed to a $437,751 increase in the working capital deficit in FYE 2014 from FYE 2013.

Summary of Quarterly Results

	December	September	June	March	December	September	June	March
	31, 2015	31, 2015	30, 2015	31, 2015	31, 2014	31, 2014	30, 2014	31, 2014
	$	$	$	$	$	$	$	$
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(33,656)	427,540	(100,306)	(113,905)	(234,287)	(135,543)	(149,592)	(174,225)
Loss per Share basic and diluted	(0.00)	0.01	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)

Cash	(141)	(120)	631	944	1,513	8,370	1,905	10,220
Total Assets	14,696	21,292	65,953	65,473	67,315	87,769	81,660	122,296
Non-Current Liabilities	Nil	Nil	Nil	973,141	Nil	Nil	Nil	Nil

Results of Operations

	2015	2014	Change	Change
	$	$	$	%
Gain on debt forgiveness	535,077	Nil
Research and Development	Nil	Nil	Nil	Nil
Wages and Benefits	106,667	160,947	(54,280)	-34%
Professional Fees	85,486	168,490	(83,004)	-49%
Advertising and Promotion	22,386	67,923	(45,537)	-67%
Investor Relations	Nil	25,075	(25,075)	-100%
Share based Payments	11,998	152,028	(140,030)	-92%
General and Administrative	41,370	61,786	(20,416)	-33%
Insurance	9,707	30,194	(20,487)	-68%
Rent and Occupancy	3,172	14,543	(11,371)	-78%
Bank Charges and Interest Expense	4,077	10,047	(5,970)	-59%
Other expense	70,541	2,612	67,929	2600%
Net and Comprehensive income (loss)	$179,673	$(693,645)	$(873,318)	126%

	2014	2013	Change	Change
	$	$	$	%
Revenue	Nil	Nil	Nil	Nil
Research and Development	Nil	Nil	Nil	Nil
Wages and Benefits	160,947	157,917	3,030	2%

Professional Fees	168,490	178,947	(10,457)	-6%
Advertising and Promotion	67,923	187,511	(119,588)	-64%
Investor Relations	25,075	61,250	(36,175)	-59%
Share based Payments	152,028	42,192	109,836	260%
General and Administrative	61,786	29,899	31,887	107%
Insurance	30,194	22,461	7,733	34%
Rent and Occupancy	14,543	13,284	1,259	9%
Bank Charges and Interest Expense	10,047	34,854	(24,807)	-71%
Other expense	2,612	12,528	(12,528)	-100%
Net and Comprehensive loss	$(693,645)	$(740,846)	$(49,812)	-59%

The Issuer’s net income for the year ended December 31, 2015, totalled $179,673 or $0.13 per share (FYE 2014, $693,645 or $(0.56) per share; FYE 2013, $740,846 or $0.90 per share). The main contributor to the Net Income in FYE 2015 compared to the loss in FYE 2014 is the a non-operating gain from the forgiveness of $535,077 of debt, decrease in advertising and promotion, and investor relations. The main contributor to the increased loss in 2014 compared to FYE 2013 is a significant decrease in advertising and promotion.

Revenues

The focus of management during fiscal 2015 was on preparing for further clinical trials of PTL-202 and PTL-2015 and then on selling its technology assets to Forge Therapeutics Inc.

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies. The Issuer has not recognized any revenue since inception through December 31, 2015. The Issuer does not expect to receive any revenues until after the completion of the clinical trials for its herbal supplement BP120 except for an annual maintenace fee of $50,000 from Forge.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

From inception through to December 31, 2015, the Issuer incurred total expenses in the development of its intellectual property of $1,924,739 , which includes $554,712 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $193,935 in SR&ED tax credits), $161,394 of professional fees and $1,208,633 of wages and benefits.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$Nil	$Nil	$Nil
License Fees and Subcontract research	$Nil	$Nil	$Nil
Facilities and Operations	$Nil	$Nil	$Nil
Less: Government contributions	$Nil	$Nil	$Nil
Total	$Nil	$Nil	$Nil

The lack of research expense in 2015, 2014 and 2013 is due to a lack of funds to conduct clinical trials on PTL-202.

Additional financing will be required to undertake some initial development work as part of its joint venture with Truevita. There is no assurance that such financing will be available or that the Issuer will have the capital to complete this proposed development and commercialization.

The Issuer was able to complete the formulation, drug/drug interaction study of PTL-202, analyzing the blood samples and analyzing the data from the drug/drug interaction trial in 2012 as planned. No further work on PTL-202 or its ED drugs will be undertaken, now that the asset is owned by Forge Therapeutics Inc. The Issuer’s clinical development studies on BP120 are subject to risks and uncertainties that may significantly impact its expense estimates and development schedules, including:

  the scope, rate of progress and cost of the development of BP120;

  the issuers ability to enroll subjects in clinical trials for current and future studies;

  the Issuer’s ability to raise additional capital; and

  the expense and timing of the receipt of regulatory approvals.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

Now PTL-202 and PTL-2015 clinical and development costs will be managed by Forge Pharmaceuticals, general and administrative expenses will be expected decrease.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are capitalized to intangible assets on the Issuer’s financial statements. In addition, any expenses for intellectual property protection including patent lawyers services fees, and any filing fees with government agencies or the WIPO are capitalized to intangible assets. Now that its technology patents have been assigned to Forge Pharmaceuticals, patent costs are expected to decrease in the next twelve months.

Interest Income

Interest income consists of interest earned on the Issuers cash and cash equivalents. There was interest income in 2015 of $Nil (2014 - $Nil, 2013 – $Nil).

Profits

At this time, the Issuer is not anticipating profit from operations. Until such time as the Issuer is able to realize profits from the out licensing of products under development, the Issuer will report an annual deficit and will rely on its ability to obtain equity/or debt financing to fund ongoing operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Liquidity and Capital Resources and Outlook

The Issuer is a development stage company and therefore has no regular cash inflows. Selected financial data pertaining to liquidity and capital resources the fiscal years ended December 31, 2015 and December 31, 2014, are presented below.

Period ended			$ Change	%Change
	2015	2014	between two	between two
	$	$	years	years
Cash and Cash Equivalents	Nil	1,513	(1,513)	-100%

Current Assets	14,696	2,825	11,871	420%
Current Liabilities	624,106	943,076	(318,970)	-34%
Working Capital	(609,410)	(940,251)	330,841	35%
Accumulated deficit	3,537,239	3,955,537	418,298	11%
Cash used in operations	161,460	366,769	(205,309)	-56%
Cash flows from financing Activities	165,376	197,785	(32,409)	-16%
Interest Income	Nil	Nil	Nil	Nil

Period ended	2014	2013	$Change	%Change
	$	$	between two	between
			years	two years
Cash and Cash Equivalents	1,513	180,692	-179,179	-99%
Current Assets	2,825	224,688	-221,863	-99%
Current Liabilities	943,076	727,188	215,888	30%
Working Capital	-940,251	-502,500	-437,751	87%
Accumulated deficit	3,955,537	3,263,058	692,479	21%
Cash used in operations	366,769	546,866	-180,097	-33%
Cash flows from financing Activities	197,785	731,273	-533,488	-73%
Interest Income	Nil	Nil	Nil	Nil

At December 31, 2015, the Issuer had cash and cash equivalents of $0 (FYE 2014 - $1,513) and working capital deficiency of $(609,411) (FYE 2014 – $(940,251)). Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents decreased by $1,513 between FYE 2015 and FYE 2014 due to a decrease in financing during the year and the Company incurring operating expenses.

Working Capital decreased by $179,179 from FYE 2013 to FYE 2014 due to a decrease in financing during the year. Total liabilities increased by $215,888 for the FYE December 31, 2014 when compared to the total liabilities at FYE 2013. The Issuer’s cash inflows from financing activities comprised proceeds from common share issuances, cash share subscriptions received, the repayment of a convertible note, a new convertible note and amounts loaned to the Company from shareholders during FYE 2014 totaling $197,785 The Issuer’s cash inflows from financing activities comprised proceeds from common share issuances, and amounts loaned to the Company from shareholders during FYE 2013 totalling $731,273. Cash from financing activities decreased by $533,488 between FYE 2014 and FYE 2013.

Cash utilized in operating activities during FYE 2015 was $161,460 (FYE 2014 - $366,769 FYE 2013 - $546,866). The decrease in cash utilized in operations during 2015 as compared to 2014 was due to a gain resulting on forgiveness of debt, decrease in advertising and promotion, investor relations and professional fees. The decrease in cash utilized in operations during 2014 as compared to 2013 was due to a decrease in advertising and promotion, bank charges and interest, investor relations and professional fees. This decrease was offset by an increase in expenses for insurance, convertible note accretion and interest and transfer agent fees.

At December 31, 2015, share capital was $2,800,010 comprising 1,365,887 issued and outstanding common shares and Nil issued and outstanding preferred shares (FYE 2014 -$2,760,010 comprising 1,299,221 issued and outstanding common shares and Nil issued and outstanding preferred shares). The Issuer intends to issue additional shares increasing its share capital to fund future research and development and operations.

Contributed surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was for $121,939 for FYE 2014 (FYE 2014 -$289,766).

As a result of the Net Income for FYE 2015 of $179,673 (FYE 2014 of $(693,645), FYE 2013 of $(740,846)), the deficit at December 31, 2015 decreased to $3,537,239 from $3,955,537 at December 31, 2014.

During the FYE 2015, the Issuer’s net cash provided by financing activities decreased to $165,376 (FYE 2014 - $197,785, FYE 2013 - $731,273).

At present, the Issuer’s operations do not generate cash inflows and its financial success after 2014 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Issuer’s technologies to the point that they may be out licensed so that the Issuer achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Issuer’s control.

In order to finance the Issuer’s future research and development and to cover administrative and overhead expenses in the coming years the Issuer may raise money through equity sales. Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

The Issuer is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Issuer’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the consideration agreed to by the parties. During the years ended December 31, 2015, December 31, 2014, December 31, 2013, the Issuer entered into the following transactions with related parties:

  The Issuer incurred consulting and accounting fees for the year ended December 31, 2015, to a company controlled by its CFO, in the amount of $31,500 (FYE 2014 - $36,600, FYE 2013 – $34,500];

  The Issuer incurred legal fees from a consultant and director of the Issuer in the amount of $1,334 for the year ended December 31, 2015, (FYE 2014 - $3,121, FYE
  2013 – $8,575];

  The Issuer incurred salaries, paid to the former CEO of $106,667 (FYE 2014 - $160,000, FYE 2013 - $155,000)

  Share based payments to directors of the company in the amount of $4,500 for the year ended December 31, 2015 [FYE 2014 – $67,835, FYE 2013 - $32,824];

  During FYE 2015 the Company issued 39,333 common shares and warrants to settle $59,000 of outstanding debt owing to officers and directors of the Company [FYE
  2014 - $50,000, FYE 2013– $24,000].

  During the year ended December 31, 2015, the Company entered into debt settlement agreements with officers and directors of the Company through which $535,077 in due to related parties was forgiven.

There are no amounts due to the Issuer from companies that have directors in common with the Issuer or have a partner who is a director of the Issuer.

There were no amounts due to the Issuer from shareholders in either fiscal year.

Fourth Quarter

The table below sets out the unaudited quarterly results for the fourth quarter ending December 31, 2015, December 31, 2014 and December 31, 2013.

(unaudited)	2015 Q4	2014 Q4	2013 Q4
Total Expenses	$43,992	$231,446	$308,767
Research and Development	$Nil	$Nil	$Nil

Net Loss	(33,656)	$(234,284)	$(308,767)
Loss per share	$(0.00)	$(0.01)	$(0.01)

The net loss in the fourth quarter of 2015 of $33,656 decreased compared to the fourth quarter of 2014, $234,284 and decreased from $308,767 in the fourth quarter of 2013. The decrease in net loss in the fourth quarter ended December 31, 2015 was due to a major decrease in advertising and promotion, bank charges and interest and professional fees as the Company ceased development and awareness work now that Forge has acquired the technology assets.

The Issuer does not anticipate earning any revenue in the foreseeable future.

Net loss, quarter over quarter is influenced by a number of factors including the scope and stage of clinical development and research. Consequently, expenses may vary from quarter to quarter. General and administrative expenses are dependent on the infrastructure required to support the clinical and business development activities of the Issuer. A material increase in research and development as well as general and administrative costs is anticipated over the short term, as the Issuers research and development and regulatory activities increase During the fourth quarter the Issuer, issued Nil common shares for total proceeds of $Nil [Q4 2014 - $Nil, Q4 2013 - $500,431].

Proposed Transactions

As at the date of this MD&A, there are no business or asset acquisitions or dispositions proposed other than those in the ordinary course of business before the Board for consideration.

Critical Accounting Estimates

The Issuer’s accounting policies are presented in Note 3 of the December 31, 2015 audited financial statements. The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

  the assumptions used for the determinations of the timing of future income tax events the carrying values of intangible assets, technology license and patents, and other long lived assets the valuation of stock-based compensation expense

  the carrying value of a derivative liability

Financial Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, trades payable and accrued liabilities, , balances due to related partie , the liability portion of the convertible note, and the derivative component of the convertible note. Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash and cash equivalents amounts are classified as fair value through profit or loss and due to related parties and the liability portion of the convertible note are classified as financial liabilities and are carried at amortized cost. The derivative liability is carried at fair value with re-measurement to fair value at the end of each reporting period. The fair value of cash and cash equivalents, and accounts payable and accrued liabilities approximates their carrying values due to their short-term maturity or capacity for prompt liquidation.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Issuer does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. It is the opinion of management that the foreign exchange risk to which the Issuer is exposed is minimal.

Limitations of Controls and Procedures

The Issuer’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Issuer have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Other MD&A Requirements

Additional Information in Relation to the Issuer

Additional information relating to the Issuer may be found in the Issuer’s audited financial statements for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013.

Additional Disclosure for Venture Issuers

The following table sets forth certain financial information for the Issuer, which has been derived from the Issuer’s financial statements for the years ended December 31, 2015, December 31, 2014, and December 31, 2013. This summary should be read in conjunction with the Issuer’s financial statements, including the notes thereto.

The following table details the Issuer’s expenditures for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
Expenditures	2015	2014	2013
Net research costs expensed	$Nil	$Nil	$Nil
Professional Fees	85,486	168,490	178,947
Advertising and promotion	22,386	67,923	187,511
Investor Relations	Nil	25,075	61,250
Wages and benefits	106,667	160,947	157,916
Corporate costs	47,854	106,094	77,419
Depreciation and amortization	Nil	6,834	7,129
Interest expense (income)	10,472	11,872	16,861
Share based compensation	11,998	152,028	42,192
Loss on derivative liability	Nil	Nil	(30,889)
Write –off of license	Nil	Nil	42,510
Recovery of future income taxes	Nil	Nil	Nil
Net and Comprehensive Income/ (Loss)	179,673	$(693,645)	$(740,846)

Additional Disclosure for Venture Issuers Without Significant Revenue

Expensed Research and Development Costs

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$Nil	$Nil	$Nil
License Fees and Subcontract research	$Nil	$Nil	$Nil
Facilities and Operations	$Nil	$Nil	$Nil
Less: Government contributions	$Nil	$Nil	$Nil
Total	$Nil	$Nil	$Nil

Subsequent Events

  On February 1, 2016 the Company announced it appointed Robert “Nick” Horsley to the Board of Directors.

  On March 7, 2016 the Company announced it entered into a joint-venture to develop an early stage immune boosting herbal supplement with TrueVita Supplements.

  On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share. Following the Consolidation, it is anticipated that the Company will have approximately 1,379,887 common shares issued and outstanding, and continue to trade on the Canadian Securities Exchange under the existing symbol “PT”.

  On March 30, 2016 completed a private placement of 4,855,998 shares at $0.06 per share for gross proceeds of $291,360.

  On March 30, 2016, the Company appointed Robert “Nick” Horsley as the chief executive officer, replacing Derick Sinclair who will remain a director and chief financial officer.

Proposed Transactions

As at the date of this MD&A there are no transactions currently contemplated by the Issuer.

Disclosure of Outstanding Share Data

As at December 31, 2015, the Issuer had an unlimited number of authorized common shares with 1,365,887 common shares issued and outstanding.

As at December 31, 2015 the issuer had 13,333 (December 31, 2014 – 122,500; December 31, 2013 – 63,333) options outstanding. The 13,333 options entitles the holder to purchase corresponding common shares at a weighted average exercise price of $5.81 and expiry dates range from July 3, 2017 to March 2, 2019.

The table below provides information concerning the designation and number of each class of equity securities for which there are securities outstanding as of the dates noted below:

Type of Security	Year ended	Year ended	Year ended
	December 31, 2015 (1)	December 31, 2014 (1)	December 31, 2013 (1)
Common Shares	1,365,887	1,299,221	1,248,554
Preferred Shares Series I (2)	Nil	Nil	Nil

Type of Security	Year ended	Year ended	Year ended
	December 31, 2015 (1)	December 31, 2014 (1)	December 31, 2013 (1)
Preferred Shares Series II (3)(4)	Nil	Nil	Nil
Options	13,333	122,500	63,333
Outstanding Warrants	458,333	519,000	607,328
Total	1,837,553	1,940,721	1,919,215